UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

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SEC FILE NUMBER
1-15827

CUSIP NUMBER
92839U107

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR
	For Period Ended:		June 30, 2005

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
VISTEON CORPORATION

Full Name of Registrant

Former Name if Applicable
One Village Center Drive

Address of Principal Executive Office (Street and Number)
Van Buren Township, Michigan 48111

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
Visteon Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 could not be filed within the prescribed time period because Visteon could not complete the preparation of the required information without unreasonable effort and expense. As previously reported in its Current Reports on Form 8-K filed on May 10, 2005 and August 1, 2005, the Audit Committee of the Board of Directors is conducting an independent review of the accounting for certain transactions originating in the company’s North American purchasing activity as a result of errors identified by management in its accruals for costs principally associated with freight and material surcharges that relate to prior periods and allegations regarding the conduct of a former senior finance employee responsible for the accounting oversight of these activities. The Audit Committee has engaged outside counsel, which has engaged forensic accountants, to assist it in the review. In a Current Report on Form 8-K of Visteon filed on August 1, 2005, Visteon provided an update on its preliminary conclusions with respect to the transactions that have been the primary focus of the review as of such date. However, the review is not complete and Visteon is not yet able to determine whether identified items or any other adjustments that may be identified in the future will require restatement of prior period results or further adjustments to announced first or second quarter 2005 preliminary financial results. Therefore, Visteon is not currently able to determine the effects of all potential adjustments to its results of operations for any particular period, or whether these or other errors will result in the determination that one or more additional material weaknesses in the company’s internal control over financial reporting exist for purposes of Section 404 of the Sarbanes-Oxley Act. Consequently, Visteon will not be in a position to file a Quarterly Report on Form 10-Q without unreasonable effort or expense prior to the time at which the Audit Committee’s review is completed.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James F. Palmer	(734)	710-7110

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐   No ☑
     Quarterly Report on Form 10-Q for the quarter ended March 31, 2005

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑   No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

Visteon announced a preliminary net loss of $1.2 billion for the second quarter ended June 30, 2005 compared with net income of $24 million for the comparable fiscal period in the prior year as reported in its Quarterly Report on Form 10-Q/A for the period ended June 30, 2004 and filed on March 16, 2005. The preliminary results for the second quarter ended June 30, 2005 included non-cash fixed asset impairment charges of $1.1 billion. Visteon’s press release announcing these preliminary second quarter 2005 financial results was furnished to the Securities and Exchange Commission pursuant to Item 2.02 in Visteon’s Current Report on Form 8-K filed on August 8, 2005. At this time, due to the pendency of the Audit Committee’s independent review, Visteon is unable to determine whether accounting corrections, if any, will result in significant change in the results of operations from the corresponding period for the last fiscal year included in the subject report.

VISTEON CORPORATION

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2005	By	/s/ James F. Palmer

(James F. Palmer, Executive Vice President and Chief Financial Officer)